Mail Stop 4561
Via fax (727) 329-0274

May 23, 2008

Anand Nallathambi
Chief Financial Officer
12395 First American Way
Poway, CA 92064

   Re: First Advantage Corporation
          From 10-K for the Fiscal Year Ended December 31, 2007
          Filed on February 28, 2008

          File no. 001-31666

Dear Nallathambi:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief